Item 77D - Treasury Portfolio (a series of
Investors Cash Trust)

Effective on or about June 2, 2014 ("Effective
Date"), the fund will no longer invest in repurchase agreements. On the Effective Date, the fund will pursue its objective by investing exclusively in short-term US Treasury securities.




E:\Electronic Working Files\03 - NSAR\2014\9-30-2014\Investors Cash Trust\03-Exhibits\Exhibit 77D ICT-TP File with 3-31 BUT FILE
AGAIN WITH 9-30.docx